trength through relationships

2001 Summary Annual Report

MID-WISCONSIN
Financial Services
"Your Partner When Decisions Matter"

Corporate Profile

Mid-Wisconsin Financial Services, Inc. is the holding company for Mid-Wisconsin Bank – an independent community bank with over $340 million in assets. Headquartered in Medford, Wisconsin, Mid-Wisconsin has locations in Lake Tomahawk, Rhinelander, Phillips, Rib Lake, Medford, Abbotsford, Colby, Neillsville and Fairchild.

Mid-Wisconsin Bank provides a broad line of products and services, as well as the newest ways to access accounts:

- Agricultural and Commercial Loans
- Real Estate Loans
- Installment Loans
- Personal Choice Checking
- Debit Cards
- Business Checking
- Savings Accounts
- Certificates of Deposit
- Individual Retirement Accounts
- Investment Services
- Trust Services
- Student Loans
- Overdraft Protection
- Safe Deposit Boxes
- Direct Deposit
- 24-Hour XPRESS Phone Banking
- Online Banking and Bill Paying
- Network of ATMs

Each day, the staff at Mid-Wisconsin Bank comes together as a team to form partnerships with our customers and help them with their important financial decisions. This tradition goes back over 100 years. Mid-Wisconsin Financial Services, Inc. was formed to meet the needs of consumers throughout Northern and Central Wisconsin.



Bank on Medford's Main Street in 1934.



Mid-Wisconsin Financial Services, Inc. headquarters on Whelen Ave. today.

FINANCIAL HIGHLIGHTS

	2001	2000	1999
Total Assets	$ 340,489,576	$ 321,101,744	$ 307,683,588
Total Loans	231,648,956	226,941,696	217,545,860
Interest Income	23,711,974	24,216,466	21,238,908
Net Income	3,848,750	3,349,060	3,348,117
Shareholders Equity	29,553,121	30,345,094	28,498,637
Earnings per Share	$ 2.25	$ 1.85	$ 1.83
Book Value Per Share	$ 17.42	$ 16.75	$ 15.62
Market Value Per Share*	$ 26.00	$ 22.00	$ 27.50

* Represents bid price.

EARNINGS PER SHARE


2.50
2.25
2.00
1.75
1.50
1.25
1.00
1.83
1.85
2.25
1999
2000
2001

DIVIDENDS PER SHARE


1.22
1.21
1.20
1.19
1.18
1.17
1.16
1.15
1.14
1.17
1.20
1.22
1999
2000
2001

MARKET PRICES AND DIVIDENDS

Price ranges of over-the-counter quotations and dividends declared per share on Mid-Wisconsin common stock for the periods indicated are:

	2001 PRICES*			2000 PRICES*		
Quarter	High	Low	Dividends	High	Low	Dividends
1st	$ 22.50	$ 21.00	.20	$ 27.50	$ 27.00	.20
2nd	23.25	20.12	.60	27.00	27.00	.60
3rd	25.10	23.25	.20	27.00	25.75	.20
4th	26.00	24.25	.22	25.75	21.50	.20

* Price represents the bid price from market makers in the common stock published periodically in *The Milwaukee Journal Sentinel*. Market makers in the company's common stock are Robert W. Baird & Co., Incorporated and Howe Barnes Investments, Incorporated. The quotations reflect prices, without retail mark-up, mark-down or commissions, and may not necessarily represent actual transactions. There is no active established public trading market.

Stockholders, Customers, Employees, and Friends

Throughout all of the events of 2001 Mid-Wisconsin has emerged as a stronger, more vibrant and profitable company.

Mid-Wisconsin is proud to be a major provider of financial products and services to North Central Wisconsin.



Gene Knoll

2001 has been a year of monumental events. We have seen the largest movement of interest rates ever experienced in one year's time. The equity markets went through amazing turmoil this past year. The U.S. economy, while slowing during the summer, was catapulted into recession by the events of September 11th. I'm sure all of you share my sentiments when I say "I'm proud to be an American." From the ashes of the World Trade Center and the Pentagon a renewed spirit of strength and unity has emerged. Throughout all of the events of 2001 Mid-Wisconsin has emerged as a stronger, more vibrant and profitable company.

Annual financials reflect a very strong year. Total assets increased to a record high of $340 million. Loans during this same period also reached a record high and totaled over $231 million at year-end. The Trust and Investment Center continued to add new clients and new relationships during the past year. This was a significant accomplishment considering the volatility of the markets.

Earnings per share increased from $1.85 in 2000 to $2.25 in 2001. This resulted in net-income increasing by $500,000 or 14.9% over year-end 2000.

Mid-Wisconsin stock value was directly affected by the general downturn in the equity markets during mid-2001. By December 31 the market for Mid-Wisconsin stock had strengthened by $6 per share. This strengthening in value has continued into the first quarter of 2002.

We look forward to the exciting challenges and opportunities that lie ahead for the financial services industry. Mid-Wisconsin is proud to be a major provider of financial products and services to North Central Wisconsin.

Thank you for your continued confidence.

Sincerely,

Gene C. Knoll

Gene C. Knoll
President & CEO

Relationships through

What are the most valuable assets that Mid-Wisconsin has as a financial services provider? Those assets are relationships. Through our relationships with communities, customers, co-workers, and shareholders - the organization gains strength. Business does not thrive in a vacuum. Only through trust, understanding and working toward a common goal do our assets truly provide a return.

"We are your partner when decisions matter..."

Throughout 2001, Mid-Wisconsin has faced a challenging economy. As of year-end, the Federal Reserve had cut rates a total of 11 times totaling 475 basis points. This has resulted in a 30 year low of the national prime lending rate.

Fed Movement in 2001



FFnd Target
F DISC
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
1/3/2001
2/3/2001
3/3/2001
4/3/2001
5/3/2001
6/3/2001
7/3/2001
8/3/2001
9/3/2001
10/3/2001
11/3/2001
12/3/2001

This situation has given Mid-Wisconsin a window of opportunity to widen our margin as assets are re-pricing slower than our liabilities. This also gives our partners within the community the chance to borrow at lower lending rates.

Strong Customer Relationships

Customers who choose to do business with Mid-Wisconsin place their trust in us, their "partner when decisions matter," to guide them through the important financial choices they must make. It is the responsibility of each and every staff member to maintain that trust and build the relationship. This is accomplished by listening to the customers, finding out what their goals and dreams are, and anticipating their future wants and needs.

By properly managing the customer relationship, Mid-Wisconsin puts itself in the position of a total financial services provider. A provider that customers will turn to first for all of their needs. Customers also tend to stay longer with a provider that they trust. Some families have been banking at Mid-Wisconsin for three or four generations.



The Pettit family's relationship with us extends through four generations. (Standing) Rebecca Wilsmann and Sharon Wilsmann. (Seated) Agnes Pettit, Maureen Meier.

Strong Employee Relationships

The staff of Mid-Wisconsin prides itself on being the best in the field of customer service. Their dedication is obvious in each interaction, whether it is conducting a transaction, opening an account, or resolving a problem.



Medford Plaza staff wash windshields for those using drive-up services during customer appreciation day.

Each location looks forward to the opportunity to spend the day at a customer appreciation event thanking customers for their business and offering additional help with upcoming projects.


SERVING OUR
COMMUNITIES NEEDS

Neillsville staff show their "old time banking spirit" during the Heritage Days parade.



Phillips staff show their support for the Park Falls area by "speeding" through the Flambeau-Rama Parade.

In the competitive financial services industry, Mid-Wisconsin does not differentiate itself by product and price alone. As a locally owned community bank we carve out our niche with our employees. Their ability to create a warm, friendly, and caring environment in which our customers do business, brings people back again and again.

The continued involvement of our staff in the communities we serve demonstrates our commitment to being their partner. From mitten trees to parade entries, and working hard at dairy days events to contributions to the United Way and New York Relief Fund; everyone gives from the heart.

James Melvin
Chairman of the Board

Gene Knoll
President/CEO

Fred Schroeder
Vice President

William Weiland
Secretary/Treasurer

Rhonda Kelley
Controller

Strong Leadership

The Mid-Wisconsin Financial Services Board of Directors play *an important role in the* strategic direction of the organization. It is the group *that* represents the shareholders and watches over their interests throughout the year. (Numerical coding indicates committee memberships.)

Board Committees:

1. Acquisition Committee
2. Loan Committee
3. Personnel Committee
4. Trust and Investment Sales Committee
5. Audit Committee
6. Investment Committee
7. Executive Committee
8. Stock Option Committee

James Dougherty, DVM
Veterinary Consultant
Served 23 years.
Committees: 1, 2, 8

Kim Gowey, DDS
Owner, Cosmetic & Implant
Dentistry of Wisconsin
Served 3 years.
Committees: 1, 3, 4, 7, 8

James Hager
Manager, Harmony *Cooperative*
Served 3 years.
Committees: 3, 6, 7, 8

Brian Hallgren
Vice President, B&B Engineering
Served 1 year.
Committee: 5

Norman Hatlestad
President, Medford Auto
Supply Inc./NAPA
Served 20 years.
Committee: 2

Kathryn Hemer
Family Nurse Practitioner,
Medford Clinic
Served 3 years.
Committees: 4, 5

Gene Knoll
President & CEO, Mid-Wisconsin Bank
Served 16 years.
Committees: 1, 2, 7

James Melvin
President, Melvin Companies
Served 9 years.
Committees: 1, 3, 6, 7

Kurt Mertens
Secretary/Treasurer, Loos Machine Inc.
Served 4 years.
Committees: 2, 5

Robert Schoofs
Corporate General Manager,
Weather Shield Mfg., Inc. and
CEO of The Peachtree Companies, Inc.
Served 1 year.
Committees: 3, 7

Fred Schroeder
Retired, formerly Mayor of the City of Medford
Served 31 years.
Committees: 4,6

* Years of service include those served on Bank Board.

New Relationship Opportunities

The ongoing vision for Mid-Wisconsin continues to be the premier financial services provider - the best in customer service. We continue to adapt to the customer's view of what good service is. For those who prefer phone and online banking, we have provided those services and expanded the relationship. Through technology, we will continue to offer new and innovative products and services to an ever changing market.

"Customer focused like never before. We are recognized as a premier customer service organization..."

Our reputation as a leader in the financial services industry has spread throughout the Rhinelander area. Our strength as a competitor has increased. Strong public relations efforts, competitive products, and the never-ending sales efforts of the staff have boosted our performance. Loans and deposits in this area have grown significantly, and more opportunities abound.



Debbie Nelson, Sue Wellnitz, Michele Hansen, Chris Sisel



Jaye Michalski, Judy Paszak, Dawn Knorr, Randy Zietlow
Not pictured: Rick Flora, Larry Snedden, Judy Klitzman, Chris Tress

Strength through Efficiency

"We are your high energy, high performance team..."

Strong sales efforts do not stand alone in creating success. Behind the retail staff stands a group of employees dedicated to serving the customers and each other as well. They are challenged each day to find new and more efficient ways to process transactions and applications.

A shining example of the drive of the operational staff to increase performance and efficiency lies in the loan servicing department. This group has led the effort to use document imaging instead of paper. They also continue to improve and upgrade their processing software to increase the speed at which applications are processed and returned to the customer.



Loan servicing staff process applications and supporting loan documents for all locations.

Trust Inve

Center

Every area within the Mid-Wisconsin organization understands the importance of relationships. One area, the Trust & Investment Center, has always thrived upon relationships.

Throughout the market changes in 2001, the Trust & Investment representatives have maintained the highest level of contact with their clients. Not only have they served as trusted advisors when portfolios and goals were reviewed, they also spoke with reassuring voices calming the fears of clients.

At times, changes are required to add strength. A new relationship is being formed with Focused Investments LLC to provide investment services to current and future Mid-Wisconsin clients. Focused provides investment service representatives an expanded product portfolio and additional support services allowing them to better address the needs of all clients, both business and individual.

FOCUSED
INVESTMENTS
MEMBER NASD/SIPC

stment



Darlene



Mari Lee



Diane



Rick



Joan

Mid-Wisconsin gains strength from the communities we serve. We ask community members to do business with us every day, and in turn we support them. This dedication to good corporate citizenship is what brought the Mid-Wisconsin Foundation into being.

Twice a year the Foundation awards grants to community organizations throughout the Mid-Wisconsin service area. To date, over $92,627 has been given to groups throughout Northern and Central Wisconsin.

In 2001 we have also seen the torch passed from Howie Sturtz to new Foundation Board member Craig Sigurdson. Howie served from the beginning of the Foundation in 1997 through November of 2001. His dedication to community service was not only recognized by those at Mid-Wisconsin, but also by the community of Neillsville as he was named "Man of the Year."

2001 MW Foundation Board

President
Gene C. Knoll

Vice President
Brian Hallgren

Secretary/Treasurer
Sandra Lukas

Directors
Craig Sigurdson
Dawn Rog
Gay Marschke
Donald Schmidt


Sincerely,
John B. Staab
EMS Coordinator
JBS/cs

209 McComb Ave.
P.O. Box 237
Rib Lake, Wisconsin 54470

Phone: 715-427-3532
FAX: 715-427-3537
E-Mail: hhospice@newnorth.net

Vision: An enhanced quality of life for persons and families affected by death.

...ember 6, 1999

...Wisconsin Foundation, Inc.
...West State Street
...ford, WI 54451

... Mid Wisconsin Foundation:

Hope Hospice, Inc. has received $500 in grant money from Mid Wisconsin ...dation to assist in funding our care for the terminally ill and their families when ...hird party reimbursement falls short of the expenses we incur or when there is no ... party reimbursement. We deeply appreciate your help.

We appreciate not only your financial assistance, but also the evidence this ...ides that you support improving the lives of those who are dying and their loved .... So much of health care today has become very depersonalized and is strictly ...y driven. Our care is very individualized, very personalized and unique. Thank ...for helping us to continue to meet the very human needs which exist, regardless of ... much it may cost.

Very sincerely,

Barara J. Meyer
Hospice Director

A United Way Agency

P.O. Box 21
Neillsville, WI 54456

President
Dr. Timothy Meyer
N4091 Lessons Avenue
Neillsville, WI 54456
743-2109

Vice-President
Bunny Dux
N6504 Cty Hwy G
Neillsville, WI 54456
743-4765

Secretary
Roni Kauer-Strain
206 West 12th Street
Neillsville, WI 54456
743-6354

Treasurer
Dixie Schroeder
W5141 U.S. Hwy 10
Neillsville, WI 54456
743-4137

Members-At-Large

Wendell Ahne
N3338 Cardinal Ave
Neillsville, WI 54456
743-6689

Mardi Brunette
510 Hewett Street
Neillsville, WI 54456
743-8395

Tamma Featherston
N6023 Pray Avenue
Granton, WI 54436
238-7404

November 28, 2001

Mid-Wisconsin Foundation, Inc.
132 State Street
Medford, WI 54451

Dear Committee Members:

On behalf of the Neillsville Area Player (Community Theater), I'd like to express our heartfelt thanks to you for selecting our organization to be the recipient of a grant in the amount of $750.

We will be using this funding to help cover the production costs of our upcoming play, "Charlotte's Web." With your funding assistance, we will be able to keep the cost of admission down to a bare minimum — which will be appreciated by all families in the area.

Your support is truly appreciated!

Sincerely,

Dixie L. Schroeder
Treasurer

LuCille Tack
Center for the Arts

November 29, 2001

Board of Directors
Mid-Wisconsin Foundation, Inc.
132 W. State Street
Medford, WI 54451

Good Day!

With sincere gratitude, we are pleased to acknowledge the $350 grant made by the Mid-Wisconsin Foundation to support our 2001-2002 *Arts Adventure* series for school children.

Your donation has a direct and positive effect on the continuing growth of our work in bringing cultural opportunities, family entertainment and educational outreach to our greater community.

The Mid-Wisconsin Foundation will be listed in our "Community Giving Circles" which appears in every performance program of our regular season.

On behalf of the Board of Directors and volunteers at the LuCille Tack Center for the Arts, we thank you again for your meaningful support.

Sincerely,

Deborah B...anz
Executive Director

Thank you for your contribution! Happy Holidays!

...537 • 300 School Street • Spencer, WI 54479 • 715/659-4499 • Fax 715/659-5470

Dorchester Fire Department/EMS

John Staab, EMS Coordinator
N16079 State Road 13
Dorchester, WI 54425

Phone (715) 654-5088

December 30, 2001

Mid-Wisconsin Foundation, Inc.
Attn: Mr. Gene Knoll
PO Box 90
Medford, WI 54451

Dear Mr. Knoll and Members of the Board:

On behalf of the Dorchester Fire Department/EMS I would like to extend our sincere appreciation on the donation made to our organization.

...e community, once again, has shown its continued support of our organization, which ...elf, is something to be extremely proud of. Our organization alone would not be ...y, is today without the support of the area businesses, individuals and community ...at unselfishly give of there time and money to help fund our various programs. ...ous donation will enable us to purchase the Split Basket Stretcher we ...ich will become a vital tool during rescue operations.

... you! Please be assured that the Dorchester EMS, as well as the ...l is appreciative of the funds received. If you have any questions ...gram, please do not hesitate to contact me.

endent Auditor's

The Board of Directors and Stockholders
Mid-Wisconsin Financial Services, Inc.
Medford, Wisconsin

We have audited, in accordance with generally accepted auditing standards, the consolidated balance sheets of Mid-Wisconsin Financial Services, Inc. and Subsidiary at December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2001, (not presented separately herein), and in our report dated January 18, 2002, we expressed an unqualified opinion on those financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated in all material respects in relation to the consolidated financial statements from which it has been derived.

Wipfli Ullrich Bertelson LLP

Wipfli Ullrich Bertelson LLP

January 18, 2002
Wausau, Wisconsin

MID-WISCONSIN FINANCIAL SERVICES, INC.
AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS - DECEMBER 31, 2001 AND 2000

ASSETS	2001	2000
Cash and due from banks	$ 15,052,383	$ 14,126,994
Interest-bearing deposits in other financial institutions	25,102	18,574
Federal funds sold	712,845	
Securities available for sale - at fair value	83,514,352	69,557,693
Federal Home Loan Bank stock (at cost)	1,500,000	1,294,600
Loans held for sale	451,650	169,600
Loans receivable, net of allowance for credit losses of $2,597,416 in 2001 and $2,593,099 in 2000	229,051,540	224,348,597
Accrued interest receivable	1,843,509	2,156,122
Premises and equipment	5,707,450	6,287,659
Purchase core deposit intangible	1,163,929	1,434,996
Goodwill	295,316	381,749
Other assets	1,171,500	1,325,160
TOTAL ASSETS	$340,489,576	$321,101,744

LIABILITIES AND STOCKHOLDERS' EQUITY	2001	2000
Non-interest-bearing deposits	$ 35,127,283	$ 32,155,566
Interest-bearing deposits	223,274,164	212,534,981
TOTAL DEPOSITS	258,401,447	244,690,547
Short-term borrowings	19,389,436	25,958,753
Long-term borrowings	30,000,000	16,200,000
Accrued expenses and other liabilities	3,145,572	3,907,350
TOTAL LIABILITIES	310,936,455	290,756,650
Stockholders' equity:		
Common stock - Par value $ .10 per share:		
Authorized - 6,000,000 shares		
Issued & outstanding - 1,696,497 shares in 2001 and 1,811,356 shares in 2000	169,650	181,136
Additional paid-in capital	10,972,612	11,698,317
Retained earnings	17,806,485	18,219,726
Unrealized gain on securities available for sale, net of tax	604,374	245,915
TOTAL STOCKHOLDERS' EQUITY	29,553,121	30,345,094
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$340,489,576	$321,101,744

MID-WISCONSIN FINANCIAL SERVICES, INC.
AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME – YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

	2001	2000	1999
Interest income:			
Interest and fees on loans	$19,250,624	$20,046,389	$17,415,808
Interest and dividends on securities:			
Taxable	3,409,726	3,262,893	3,018,331
Tax-exempt	879,670	816,100	682,334
Other interest and dividend income	171,954	91,084	122,435
TOTAL INTEREST INCOME	23,711,974	24,216,466	21,238,908
Interest expense:			
Deposits	9,376,858	10,141,916	8,166,015
Short-term borrowings	862,744	1,683,779	1,090,912
Long-term borrowings	1,077,425	1,085,697	586,505
TOTAL INTEREST EXPENSE	11,317,027	12,911,392	9,843,432
Net interest income	12,394,947	11,305,074	11,395,476
Provision for credit losses	370,000	400,000	180,000
Net interest income after provision for credit losses	12,024,947	10,905,074	11,215,476
Non-interest income:			
Service fees	883,289	803,155	706,026
Trust service fees	658,555	629,372	569,312
Net realized gain on sale of securities available for sale	7,892		
Investment product commissions	181,862	265,675	241,466
Other operating income	693,113	604,351	589,919
TOTAL NON-INTEREST INCOME	2,424,711	2,302,553	2,106,723
Non-interest expenses:			
Salaries and employee benefits	4,918,212	4,636,860	4,510,574
Occupancy	1,175,876	1,277,739	1,328,126
Data processing and information systems	455,664	450,178	433,885
Goodwill and purchased core deposit amortization	357,500	339,767	323,193
Other operating	2,211,081	1,952,734	1,946,089
TOTAL NON-INTEREST EXPENSES	9,118,333	8,657,278	8,541,867
Income before income taxes	5,331,325	4,550,349	4,780,332
Provision for income taxes	1,482,575	1,201,289	1,432,215
NET INCOME	$3,848,750	$3,349,060	$3,348,117
BASIC AND DILUTED EARNINGS PER SHARE	$2.25	$1.85	$1.83
CASH DIVIDENDS DECLARED PER SHARE	$1.22	$1.20	$1.17

MID-WISCONSIN FINANCIAL SERVICES, INC.
AND SUBSIDIARY

SELECTED FINANCIAL DATA – YEARS ENDED DECEMBER 31
(Dollars in thousands, except per share amounts)

	2001	2000	1999	1998	1997
FINANCIAL HIGHLIGHTS					
Earnings and Dividends:					
Net interest income	$12,395	$11,305	$11,395	$11,038	$10,800
Provision for credit losses	370	400	180	420	140
Net interest income after provision for loan losses	12,025	10,905	11,215	10,618	10,660
Non-interest income	2,425	2,303	2,107	2,085	2,258
Non-interest expense	9,118	8,658	8,542	7,900	7,556
Income before income taxes	5,332	4,550	4,780	4,803	5,362
Provision for income taxes	1,483	1,201	1,432	1,555	1,855
NET INCOME	$3,849	$3,349	$3,348	$3,248	$3,507
Per common share:					
Basic and diluted earnings	$2.25	$1.85	$1.83	$1.74	$1.88
Dividends declared	1.22	1.20	1.17	0.81	0.75
Book value at year end	17.42	16.75	15.62	15.89	14.95
Average common shares (000's)	1,707	1,814	1,826	1,862	1,868
Dividend payout ratio	54.2%	64.9%	63.9%	46.6%	39.9%
Shareholders of record at year end	818	803	816	830	790
SELECTED FINANCIAL DATA					
Year-End Balances:					
Loans net of unearned income	$231,649	$226,942	$217,546	$189,952	$185,015
Assets	340,490	321,102	307,684	280,479	263,675
Deposits	258,401	244,691	230,170	222,322	211,149
Shareholders equity	29,553	30,345	28,499	29,570	27,867
Average balances:					
Loans net of unearned income	228,170	225,308	200,497	190,014	178,968
Assets	325,261	314,318	288,287	272,084	254,352
Deposits	250,131	235,656	222,755	214,246	198,935
Shareholders equity	28,806	28,520	28,396	28,558	26,633
PERFORMANCE RATIOS:					
Return on average assets	1.18%	1.07%	1.16%	1.19%	1.38%
Return on average common equity	13.36%	11.74%	11.79%	11.37%	13.17%
Equity to assets	8.68%	9.45%	9.26%	10.54%	10.57%
Total risk-based capital	12.11%	13.17%	12.93%	15.11%	14.94%
Net loan charge-offs as a percentage of average loans	0.16%	0.04%	0.03%	0.13%	0.10%
Nonperforming assets as a percentage of loans and other real estate	1.07%	0.97%	0.63%	0.75%	0.70%
Net interest margin	4.24%	4.02%	4.47%	4.55%	4.56%
Efficiency ratio	59.44%	61.34%	61.12%	58.37%	56.40%
Fee revenue as a percentage of average assets	0.47%	0.46%	0.46%	0.45%	0.44%
STOCK PRICE INFORMATION					
High	$26.00	$27.50	$27.50	$27.50	$27.25
Low	20.12	21.50	25.50	23.00	24.00
Market price at year end (1)	26.00	22.00	27.50	26.00	27.25

(1) Market value at year end represents the bid price.

It is the policy of Mid-Wisconsin to provide equal employment opportunities without regard to race, color, religion, sex, age, or national origin. This policy relates to all phases of employment including, but not limited to, recruitment, employment, placement, upgrading, demotion or transfer; recall and termination; rates of pay or other forms of compensation and selection for training; use of all facilities and participation in all Mid-Wisconsin sponsored employee activities.

A copy of Mid-Wisconsin Financial Services, Inc. Annual Report to the Securities and Exchange Commission (Form 10-K for the year ended December 31, 2001) may be obtained, without charge, by sending a written request to

William A. Weiland
Secretary/Treasurer
Mid-Wisconsin Financial Services, Inc.
132 W. State St.
Medford, WI 54451

Mid-Wisconsin Financial Services, Inc. Stock Symbol
NASD OTC BB: MWFS

132 West State Street Medford, WI 54451
800 - MID - WISC (643-9472)
www.midwisc.com